UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI PUBLISHES ITS SUITE OF ANNUAL REPORTS AND NOTICE OF ANNUAL GENERAL MEETING



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

30 March 2010

ANGLOGOLD ASHANTI PUBLISHES ITS SUITE OF ANNUAL REPORTS AND NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti is pleased to announce that it has today, Tuesday, 30 March 2010, published the group's complete suite of reports for the financial year ended 31 December 2009. The Abridged Report, together with the notice of the Annual General Meeting was posted to shareholders today.

The annual financial statements forming part of this report contain no material modifications to the results for the year ended 31 December 2009 which were published on 18 February 2010. Ernst & Young audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.

The Annual General Meeting of the company will be held at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Friday, 7 May 2010, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.

The suite of reports includes the company's 2009 Sustainability Review, a group-level overview of AngloGold Ashanti's key sustainability activities which is available in both a printed format and as a web-based report and a Supplementary Report which presents additional, more detailed information and data on group sustainability performance. AngloGold Ashanti's sustainability reporting is prepared in line with the Global Reporting Initiative (GRI) G3 guidelines and complies with the sustainable development framework of the International Council of Metals and Mining (ICMM).

The requisite documents will be posted to shareholders today and the full suite of reports is available at www.aga-reports.com.

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 30, 2010

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary